Bitauto Holdings Limited

New Century Hotel Office Tower, 6/F

No. 6 South Capital Stadium Road

Beijing 100044

The People’s Republic of China

April 28, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bitauto Holdings Limited – Form 20-F for
Fiscal Year Ended December 31, 2016 Filed on April 28, 2017
Representation under Item 3.A.1 of Form 20-F

Dear Sir/Madam,

Bitauto Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), is submitting this letter to the Securities and Exchange Commission (the “Commission”) in connection with the Company’s filing on the date hereof of its annual report on Form 20-F for the fiscal year ended December 31, 2016 (the “2016 20-F”).

The Company has included in the 2016 20-F its consolidated financial statements prepared in accordance with U.S. GAAP for the years ended December 31, 2014, 2015 and 2016 and as of December 31, 2015 and 2016.

The Company has included in the 2016 20-F selected financial data prepared in accordance with U.S. GAAP for the years ended December 31, 2014, 2015 and 2016 and as of December 31, 2015 and 2016. The Company has omitted the selected financial data for the years ended December 31, 2012 and 2013 and as of December 2012, 2013 and 2014. Selected financial data for the years ended December 31, 2012 and 2013 and as of December 31, 2012, 2013 and 2014 prepared under IFRS were disclosed in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2015.

Item 3.A.1 of the Form 20-F requires that the Company provide selected historical financial data for the five most recent financial years (or such shorter period that the Company has been in operation), in the same currency as the financial statements. Selected financial data for either or both of the earliest two years of the five-year period may be omitted, however, if the Company represents to the host country regulator that such information cannot be provided, or cannot be provided on a restated basis, without unreasonable effort or expense.

In compliance with the requirements of Item 3.A.1 and Instruction 2 to Item 3.A. of Form 20-F, the Company represents to the Commission that:

Beginning from the first quarter of 2016, the Company changed its basis of accounting from IFRS to U.S. GAAP. Selected financial data for the years ended December 31, 2012 and 2013 and as of December 31, 2012, 2013 and 2014 are omitted from the 2016 20-F, as the Company has not prepared such data in accordance with U.S. GAAP and such data cannot be prepared and provided without unreasonable effort and expense.

The Company has disclosed the omission of the selected financial data in the 2016 20-F and explained the reasons for the omission therein.

Very truly yours,

Bitauto Holdings Limited

/s/ Cynthia He
By:	Cynthia He
Title:	Chief Financial Officer